HEAD OFFICE

04010534

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

March 8, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



12g3-2 (b) filing number: 82-3636

Turkiye Garanti Bankasi

Doğuş Holding A.Ş., the majority shareholder of Garanti Bank, and Banca Intesa of Italy have agreed to start negotiations in respect of the acquisition by Banca Intesa of a majority interest in Garanti Bank. The parties will start the due diligence as soon as possible and aim to complete the acquisition by the end of September 2004.

Yours sincerely,

SUPPL

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations



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